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                                                           SEC FILE NUMBER
                                                               0-9836
                                                      --------------------------

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                                                           CUSIP NUMBER
                                                              221241
                                                      --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-KSB   [ ] Form 20-F   [ ]  Form 10-Q    [ ]  Form N-SAR

  For Period Ended:           December 31, 1996
                   -----------------------------------
  [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:
                                  -------------------------------------

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------

Full Name of Registrant
                              EXTENDED FAMILY CARE CORPORATION
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Former Name if Applicable
                             COSMETIC SCIENCES, INC.
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Address of Principal Executive Office (Street and Number)

 One Old Country Road, Suite 335, Carle Place, New York 11514
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company signed a merger agreement with Star Multi Care Services, Inc. ("STAR") on January 3, 1997 (the "Merger Agreement"). The Company requires an extension to file its Form 10-KSB for the year ended December 31, 1996 because management's time and resources have been devoted (i) to the integration of certain activities of the Company and STAR pursuant to the Merger Agreement, and (ii) to the preparation of a registration statement to register securities of STAR and those of the Company, which registration is necessary to consummate the transactions contemplated by the Merger Agreement. This devotion of time and resources has left management unable to complete its Form 10-KSB required disclosures by March 31, 1997, the ordinary filing deadline.

                                               (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

   Joseph Heller                  516               832-7412
----------------------          ------------       ------------------
     (Name)                       (Area Code)        (Telephone Number)


     (2)  Have all other periodic reports required under
          Section 13 or 15(d) of the Securities Exchange Act of
          1934 or Section 30 of the Investment Company Act of
          1940 during the preceding 12 months or for such
          shorter period that the registrant was required to
          file such report(s) been filed?  If answer is
          no, identify report(s).                                 [X] Yes [ ] No

          --------------------------------------------------------------------

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
          thereof?                                               [X] Yes [ ] No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         Preliminary results for the period ended December 31, 1996 indicate that the Company anticipates that revenues will be approximately $8.9 Million compared to $7.4 Million for the period ended December 31, 1995 and that net income will be approximately $19,000 compared to net income of approximately $222,000 for the period ended December 31, 1995.

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                               EXTENDED FAMILY CARE CORPORATION
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 1, 1997                       By  /s/ Joseph Heller VP
      -----------------                       ---------------------------------
                                              Joseph Heller VP